Leaping Harts, Inc.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

Leaping Harts, Inc.

Balance Sheets

	As of December 31,	
	<u>2021</u>	<u>2020</u>
Current Assets		
Cash and cash equivalents	$ (196.95)	$ 3,806.19
Accounts receivable	15,000.00	0.00
Other Current Assets	20,000.00	0.00
Total Current Assets	34,803.05	3,806.19
TOTAL ASSETS	34,803.05	3,806.19
Current Liabilities		
Accounts payable	4,297.65	0.00
Other Current Liabilities	27,885.35	1,085.00
Total Current Liabilities	32,183.00	1,085.00
TOTAL LIABILITIES	32,183.00	1,085.00
Shareholder's Equity		
Equity	2,620.05	2,721.19
TOTAL SHAREHOLDER'S EQUITY	2,620.05	2,721.19
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	34,803.05	3,806.19

Leaping Harts, Inc.

Statement of Operations

	2021	2020
Operating income		
Sales of Product Income	$ 79,780.00	$ -
Other sales (pitch)	67,000.00	0.00
TOTAL INCOME	146,780.00	0.00
Cost of Goods Sold	0.00	51.96
GROSS PROFIT	146,780.00	(51.96)
Operating Expenses		
401K Benefit	616.00	0.00
Advertising & Marketing	8,934.06	9,662.01
Automobile Expense	16.00	0.00
Bank Charges & Fees	42.48	0.00
Car & Truck	257.79	0.00
Charitable Donations	25.00	0.00
Contractors	170,892.24	22,068.97
Dues & Subscriptions	2,470.19	15.00
Insurance	42,623.02	0.00
Legal & Professional Services	21,222.25	10,730.26
Meals & Entertainment	2,614.44	17.14
Office Equipment	2,972.71	0.00
Office Rent	15,686.17	2,653.92
Office Supplies & Software	24,739.53	2,154.99
Payroll Processing Fee	2,921.00	213.00
Payroll Taxes	17,712.49	1,652.27
Product Development	99,957.92	13,125.00

Research & Development	11,484.84	1.00
Salaries & Wages	238,543.28	17,500.00
Shipping	578.39	47.12
Taxes & Licenses	5,999.73	2,248.37
Training & Education	4,489.00	0.00
Travel	17,582.61	126.59
Other	0.00	50.00
Total Expenses	692,381.14	82,265.64
NET INCOME	**(545,601.14)**	**(82,265.64)**

Leaping Harts, Inc.

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
BEGINNING BALANCE	9000000	$0.04	9000000	$387000	$0	$0	$0
Contributions							
Other comprehensive gain/(loss)							
Net income							
ENDING BALANCE, DECEMBER 31, 2021	9000000	$0.04	9000000	$387000	$0	$0	$0

Leaping Harts, Inc.

Statement of Cash Flows

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss)	$ (545,601.14)	$ (82,317.60)
Change in Accounts Receivable	(15,000.00)	0.00
Change in Loans To Officers	(20,000.00)	0.00
Change in payables	4,297.65	0.00
Change in Payroll liabilities	26,800.35	1,085.00
Net cash provided by operating activities	(549,503.14)	(81,232.60)
Cash Flows From Financing Activities		
Seed Round Investment	545,500.00	0.00
Additional Paid In Capital	0.00	65,550.59
Owner's Pay & Personal Expenses	0.00	1,000.00
Retained Earnings	0.00	18,361.28
Net cash provided by financing activities	545,500.00	84,911.87
NET CASH INCREASE	(4,003.14)	3,679.27
Beginning Cash Balance	3806.19	126.92
ENDING CASH BALANCE	(196.95)	3,806.19

Leaping Harts, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Leaping Harts, Inc. (the "Company"), is a corporation organized under the laws of the State of Florida. The Company operates a mobile chore tracking app that teaches kids about the U.S. credit system by completing chores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.